UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share

(Title of Class of Securities)

N90064 101

(CUSIP Number)

Frank Ochsenfeld

Coller Capital Limited

116 Park Street

London

W1K 6AF

United Kingdom

+44 (0) 20 7079 9401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 01, 2019(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N90064 101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,860,918 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 1,860,918 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,918 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%[1]
14	TYPE OF REPORTING PERSON* CO

1 The calculation assumes that there are 37,626,300 Ordinary Shares outstanding as set forth in uniQure N.V.’s (the “Issuer”) Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2019. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D

CUSIP No. N90064 101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International General Partner V, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,860,918 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 1,860,918 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,918 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95% [2]
14	TYPE OF REPORTING PERSON* PN

2 The calculation assumes that there are 37,626,300 Ordinary Shares outstanding as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2019. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D

CUSIP No. N90064 101	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International Partners V-A, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,860,918 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 1,860,918 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,918 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95% [3]
14	TYPE OF REPORTING PERSON* PN

3 The calculation assumes that there are 37,626,300 Ordinary Shares outstanding as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2019. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 10, 2014, as amended and supplemented by Amendment No. 1 filed on December 14, 2017 and Amendment No. 2 filed on May 07, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the percentage of beneficial ownership by the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Each of the responses set forth in Items 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) — (b)      The calculation assumes that there are 37,626,300 Ordinary Shares outstanding as set forth in the Issuer’s Form10-K filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2019. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

(c)        Except as set forth in this Schedule 13D, there have been no transactions in the Ordinary Shares effected during the 60 days prior the date of this Schedule 13D by any person named in Item 2 hereof. Schedule I provides additional information with respect to the dates, amounts of securities and prices of any such transactions.

(e) On April 1, 2019, the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of Ordinary Shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2019                                                       Coller Investment Management Limited

By: /s/ Paul McDonald

Name: Paul McDonald

Title: Director

Coller International General Partner V, L.P.

By: Coller Investment Management Limited, its general partner

By: /s/ Paul McDonald

Name: Paul McDonald

Title: Director

Coller International Partners V-A, L.P.

By: Coller International General Partner V, L.P., its general partner

By: Coller Investment Management Limited, its general partner

By: /s/ Paul McDonald

Name: Paul McDonald

Title: Director

Schedule I

TRADING IN ORDINARY SHARES

Between March 26, 2019 and April 2, 2019, the Reporting Persons effected the following sales of Ordinary Shares in a series of open market transactions on the Nasdaq Global Select Market.

Trade Date	Number of Ordinary Shares	Gross Price
March 26, 2019	103,028	$60.10(1)
March 26, 2019	15,306	$61.44(2)
March 26, 2019	3,611	$62.18(3)
March 27, 2019	12	$60.00
March 29, 2019	8,700	$60.11(4)
April 1, 2019	126,346	$60.05(5)
April 2, 2019	600	$60.08(6)

(1) The sales were executed in multiple transactions ranging from $60.00 to $60.95. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The sales were executed in multiple transactions ranging from $61.00 to $61.88. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The sales were executed in multiple transactions ranging from $62.02 to $62.41. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(4) The sales were executed in multiple transactions ranging from $60.00 to $60.29. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(5) The sales were executed in multiple transactions ranging from $60.00 to $60.33. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(6) The sales were executed in multiple transactions ranging from $60.00 to $60.32. The price above reflects the weighted average price per share, rounded to the nearest hundredth. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.